Exhibit 8.1.
List of Bancolombia’s subsidiaries as
of December 31, 2007.

	Jurisdiction of		Shareholding directly
Entity	Incorporation	Business	and indirectly

Leasing Bancolombia S.A.	Colombia	Leasing	100.00%
Fiduciaria Bancolombia S.A.	Colombia	Trust	98.81%
Bancolombia Panamá S.A.	Panama	Banking	100.00%
Banca de Inversión Bancolombia S.A.	Colombia	Investment Banking	100.00%
Compañía de Financiamiento Comercial Sufinanciamiento S.A.	Colombia	Financial services	99.99%
Valores Bancolombia S.A.	Colombia	Securities brokerage	100.00%
Bancolombia Puerto Rico	Puerto Rico	Banking	100.00%
Multienlace S.A.	Colombia	Contact center	98.20%
Inversiones IVL S.A.	Colombia	Investments	98.25%
Factoring Bancolombia S.A.	Colombia	Financial services	99.99%
Patrimonio Autónomo CV Sufinanciamiento	Colombia	Loan management	100.00%